Exhibit 1

Pointer Announces Sale of Shares to its Controlling Shareholder, Subject to
Shareholder Approval and Public Rights Offering.

ROSH HAAYIN, Israel, April 23, 2012, Pointer Telocation Ltd. (NasdaqCM: PNTR) -  a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, today announced that it has agreed, subject to shareholder approval to issue DBSI Investments Ltd. ("DBSI"), its controlling shareholder 50,000 ordinary shares of the Company, at a price of $2.95 per share, which is equal to the closing price of the Company's ordinary shares on the Nasdaq Capital Market on April 20, 2012. The contemplated issuance is for the purpose of allowing DBSI to hold in excess of 45% of the issued share capital of the Company, thereby enabling it to participate on the same basis as all of the Company's shareholders, in a rights offering, approved by the Board of Directors of the Company on April 22, 2012. The issuance is subject to shareholder approval and will only be made immediately prior to the initiation of the rights offering.

The Board of Directors of the Company approved the rights offering which is intended to raise approximately $2 million by giving shareholders of the Company as of a certain record date, non-transferable rights to purchase 657,580 ordinary shares of the Company at a price per share of $2.90 pro rata among the shareholders. Participating shareholders will not suffer any dilution in their ownership interest. Further details regarding the rights offering, including the record date, date of distribution of the rights and expiration date of the offering will be described in a prospectus which the Company expects to file immediately following the Annual General Meeting of the Company's shareholders, at which the sale of the 50,000 ordinary shares to DBSI described above, will be voted upon by the Company's shareholders.

The proposed rights offering will also include an over-subscription privilege, which will entitle a shareholder who exercises its basic subscription privilege in full the right to purchase additional ordinary shares that remain unsubscribed at the expiration of the rights offering, subject to the availability and pro rata allocation of shares among persons exercising this over-subscription right. DBSI has undertaken to exercise its basic subscription right, and over-subscription right, in full.

Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

This press release may contain forward-looking statements. These statements relate to future events or Pointer's future financial performance. Any statements that are not statements of historical fact (including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans" (and similar expressions) should be considered forward looking statements. There are a number of important factors that could cause Pointer's actual results to differ materially from those indicated by the forward looking statements. Pointer disclaims any obligation to update any forward looking statement.